AM 7-1-05

VF 7-1-05

SECURITIE 05043191 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50460~~

8-30639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Hudson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED JUN 29 2005 WASH, D.C. 198

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd.
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Chou (212) 227-7414
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED JUL 06 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I Keith Knox ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Securities, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Lissette Roman
Notary Public, State of New Jersey
No. 2282062
Qualified in Hudson County
Commission Expires 12-11-2006

Lissette Roman
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON SECURITIES, INC.
(formerly Wien Securities, Corp.)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hudson Securities, Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hudson Securities, Inc. (formerly Wien Securities, Corp.) as of March 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hudson Securities, Inc. (formerly Wien Securities, Corp.) as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
June 21, 2005

HUDSON SECURITIES, INC.
(formerly Wien Securities, Corp.)

Statement of Financial Condition
March 31, 2005

ASSETS	
Cash	$ 295,102
Receivable from broker dealer	2,723,404
Securities owned	3,055,693
Commission receivable	142,978
Furniture and equipment, net of accumulated depreciation of $1,692,134	149,263
Other assets	163,719
Goodwill	1,111,179
	$ 7,641,338
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, but not yet purchased	$ 644,332
Commissions payable	907,175
Accrued expenses and other liabilities	761,974
Deferred taxes	19,000
Total liabilities	2,332,481
Commitments and contingencies	
Stockholders' equity:	
Common stock, $.001 par value , 30,000,000 shares authorized 10,967,000 shares issued and outstanding	10,967
Additional paid-in capital	4,688,944
Retained earnings	608,946
Total stockholders' equity	5,308,857
	$ 7,641,338

See notes to statement of financial condition

NOTE A - ORGANIZATION AND OPERATIONS

Hudson Securities, Inc. (formerly Wien Securities, Corp. ("Wien")) (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company has offices in New Jersey, Florida and Colorado.

In January 2003, the stockholders of Wien entered into an Agreement whereby they granted certain new employees (the "Trading Group") an option to acquire 51% of the outstanding shares of Wien's common stock ("51% Option") from Wien's stockholders. Upon the exercise of the 51% Option, the Trading Group would be entitled to purchase the remaining outstanding shares of Wien's common stock within six months, pending NASD approval of the transfer of Wien's common stock. The Agreement included employment clauses for four of Wien's stockholders for periods ranging from 1 to 2.5 years.

In May 2004 the Wien stockholders and the Trading Group amended the Agreement, which changed the 51% Option to a 100% option. The Agreement, as amended, provided that upon the exercise of the 100% option, the exercise price and the remaining purchase price of the shares of common stock of Wien to be paid by the Trading Group would be calculated at 100% of the book value of Wien at December 31, 2002 multiplied by 1.25, plus the increase in the book value of Wien from December 31, 2002 to June 30, 2004. Wien received NASD approval for this transaction and on June 30, 2004, the Trading Group consummated the exercise of the 100% option to purchase all of the outstanding shares of Wien's common stock for a purchase price of approximately $7,136,000. The transaction was treated for accounting purposes as a purchase of the Company. As a result, the Company recorded goodwill of approximately $1,111,000, which represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. Subsequently, on July 21, 2004 Wien formed a wholly owned subsidiary named Hudson Capital Markets, Inc. ("HCMI"), which was organized in the state of Delaware. HCMI was authorized to issue 30,000,000 shares of common stock with a par value of $.001 per share. HCMI issued 1,000 shares of common stock to Wien as the sole stockholder. On July 31, 2004, Wien was merged into HCMI, with HCMI becoming the surviving entity ("HCMI Merger") and the name of HCMI was changed to Hudson Securities, Inc. In connection with this merger, the stockholders of Wien received 83,333.33 shares of the Company for each share of Wien owned. Prior to November 1, 2004, the Company revoked its election to be treated as Subchapter S Corporation for Federal and New Jersey income tax purposes. Effective November 1, 2004 the Company is treated as C-corporation.

In December 2004, the Company entered into an agreement and Plan of Merger (the "Agreement") with Health Outcomes Management, Inc. ("HOM"), a non operating public company. Under the terms of the Agreement, the Company's stockholders exchanged all of the issued and outstanding shares of common stock and warrants of the Company in exchange for 154,672,671 shares of HOM common stock, $.01 par value (the "Exchange"). On May 3, 2005, the Company consummated the merger with HOM. The HOM shares that were issued represent 94% of HOM's Aggregate Voting interest at the time of this exchange. In connection with the legal form of this transaction, the Company became a wholly owned subsidiary of HOM. For financial reporting purposes, the Exchange represents a capital transaction of Hudson Securities, Inc., or a "reverse merger" rather than a business combination. Accordingly, the historical financial statements of Hudson Securities, Inc. will be retroactively restated after the date of the merger to give effect to the Exchange.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The accompanying financial statement includes the activities of Wien as the predecessor entity during the twelve-month period ended March 31, 2005. Additionally, the Company's historical stockholders' equity was restated retroactively to give effect to the shares issued in connection with the HCMI Merger, while the historical retained earnings is being carried forward.

[2] Securities transactions:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at market value with the resulting unrealized gains and losses reflected in net gain from principal transactions.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management.

[3] Income taxes:

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized. At March 31, 2005 the deferred tax liability reflects the net tax effect of the difference between the carrying amount of deferred rent for financial reporting purposes and the amounts used for tax purposes.

[4] Furniture, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset.

[5] Estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Concentrations of credit risk:

The Company is engaged in trading on principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts. The clearing broker extends credit to the Company's clientele which is secured by cash and securities in the clients' account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. Additionally, the Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At March 31, 2005, there were no amounts due from customers included in the accompanying financial statement.

In the normal course of business, the Company enters into transactions in various derivative instruments for trading purposes and to manage market risk. These transactions include securities sold short, but not yet purchased, option and warrant contracts.

Securities sold short, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option and warrant contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of the Company's cash and security positions are deposited with its clearing broker for safekeeping purposes. The broker is highly capitalized and is a member of major securities exchanges.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

[7] Goodwill:

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is no longer subject to amortization, but rather an annual assessment of impairment by applying a fair value based test. As a result of its annual assessment, the Company has determined no such impairment needs to be recognized during the year ended March 31, 2005.

NOTE C - RECEIVABLE FROM CLEARING BROKER

At March 31, 2005, the receivable from the clearing broker in the statement of financial condition represents the Company's net purchases of securities, fees, commissions and cash collateral for its short positions.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at March 31, 2005 consist of:

	Securities Owned	Securities Sold, not yet Purchased
Equity securities	$ 3,055,693	$ 644,332

NOTE E - STOCKHOLDERS' EQUITY

[1] Private Placement:

In October and November 2004, the Company raised $1,305,450 through the sale of 493.5 units in a private placement. Each unit was sold for $2,700 and consisted of 2,000 shares of common stock and a five-year redeemable warrant to purchase 2,000 shares of the Company's common stock at an exercise price of $1.85 per share.

[2] Warrants:

The Company issued 31,667 five-year redeemable warrants to Buzzy E. Geduld and John E. Herzog for consulting services. The consulting warrants are exercisable into common stock at a price of $1.85 per share. The warrants which vested immediately resulted in a charge of $8,839 based on the fair value of the warrants ($.28 per warrant). The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate of 3.27%, dividend yield of 0%, volatility factor of .70 and an average expected life of three years.

The warrants sold in the private placement and the consulting warrants may be redeemed by the Company at $.01 per redeemable warrant subject to certain conditions and the closing bid price of the common stock trades at least $3.70 for a period of 20 consecutive days ending on the third prior to the date of the notice of redemption.

A summary of the Company's warrants and related information for the year ended March 31, 2005 is as follows:

		Weighted Average Exercise Price
Outstanding at beginning of year		
Granted	998,667	$1.85
Outstanding at end of year	998,667	$1.85
Weighted average remaining months of contractual life at year end	56	

NOTE F - SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible employees. Participants may contribute no less than 1% and up to the maximum allowable per the Internal Revenue Service regulations. In addition, the Company may make discretionary contributions to the Savings Plan, subject to certain limitations.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Lease:

The Company leases office space at its main office in Jersey City, New Jersey and various other locations. Future minimum lease commitments are as follows:

Years Ended March 31,	
2006	$ 469,000
2007	337,000
	$ 806,000

[2] Litigation:

The Company has been named as a defendant in various actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of the Company's management the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

NOTE H - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2005, the Company had net capital of $3,282,940, which was $2,282,940 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 51.42% as of March 31, 2005.